UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Veolia Environnement Launches Cash Tender Offer to Purchase its Dollar-Denominated Notes due 2018

Paris, France, May 29, 2013 – Veolia Environnement (the “Company”) today announces the commencement of an offer to purchase for cash (the “Offer”) any and all of its 6.00% Dollar-Denominated Senior Notes due 2018 (the “Notes”).  The Notes have an aggregate principal amount outstanding of US$546,830,000.

The purpose of the Offer is to optimize the use of the Company's cash and cash equivalents realized from recent divestitures, and to reduce its U.S. dollar indebtedness.   The Company currently has significant liquidity; repurchasing the Notes would optimize this liquidity by reducing the Company’s cost of carrying cash and cash equivalents.

The price paid in the Offer will be determined based on the yield to maturity of the U.S. Treasury reference security (“UST Reference Security”) plus a fixed spread of 115 basis points.  Based on the yield of the UST Reference Security as of May 28, 2013 at 12:00 p.m. New York City time, the maximum amount payable by the Company in the Offer is US$650 million, including accrued interest and excluding related fees and expenses.

The Offer will remain open until 5:00 p.m., New York City time, on June 6, 2013, unless extended or earlier terminated.  The settlement date is expected to occur on June 12, 2013.

Concurrently with the Offer, the Company is making an invitation to certain non-U.S. holders of other euro-denominated notes to offer to sell such notes to the Company.  The euro offer is not open to U.S. residents.

This press release is neither an offer to purchase nor a solicitation to tender any of these Notes nor is it a solicitation for acceptance of the Offer.

The Company is making the Offer only by, and pursuant to the terms of, the Offer to Purchase.  The Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

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United Kingdom.  The communication of this press release and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (2) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Offer to Purchase or any of its contents.

France. The Offer is not being made, directly or indirectly, to the public in France.  Neither this press release nor any other documents or offering materials relating to the Offer have been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France, and only (i) persons licensed to provide the investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, and/or (iii) legal entities whose total assets exceed €5 million, or whose annual turnover exceeds €5 million, or whose managed assets exceed €5 million, or whose annual headcount exceeds 50, all as defined in, and in accordance with, Articles L.341-2, L.411-2, and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer.  This press release has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financiers.

Italy.  Neither this press release nor any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to  Article 101-bis, paragraph 3-bis of Legislative Decree no. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 3 and/or paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation"), as the case may be.

Holders or beneficial owners of the Notes that are located or resident in Italy can tender Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations and with requirements imposed by CONSOB or any other Italian authority.

European Economic Area.  In any European Economic Area ("EEA") Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this press release is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012.
(*) Excluding VeoliaTransdev employees and revenues currently under divestment

Analysts’ and institutional investors’ contact: Ronald Wasylec – Tel +33 (0)1 71 75 12 23

U.S. investors contact: Terri Anne Powers – Tel +1 312-552-2890

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 29, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer